                                                                ------------------------------
                                                                         OMB APPROVAL
                                   UNITED STATES                ------------------------------
                         SECURITIES AND EXCHANGE COMMISSION     OMB Number:          3235-0145
                               WASHINGTON, D.C. 20549           Expires:     December 31, 1997
                                                                Estimated average burden
                                                                hours per response. . . .14.90
                                                                ------------------------------





                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)*

 e.spire Communications, Inc. (formerly American Communications Services, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   025 20B102
              -------------------------------------------------------
                                  (CUSIP Number)


  George M. Middlemas, 233 S. Wacker Drive, Suite 9500, Chicago, Illinois 60606
                                  (312)258-0320
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 23, 1999
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


 CUSIP No. 025 20B102                              Page 2 of 12 Pages
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Apex Investment Fund Limited Partnership    36-357-2877

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) /x/

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         314,097**
                ---------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES                0
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING              314,097**
 PERSON WITH    ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            314,097**

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7%

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            PN

-------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


 CUSIP No. 025 20B102                              Page 3 of 12 Pages
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Apex Investment Fund II, L.P.    36-389-8753

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) /X/

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         842,027**
                ---------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES                0
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING              842,027**
 PERSON WITH    ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            842,027**

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            PN

-------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


 CUSIP No. 025 20B102                              Page 4 of 12 Pages
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Productivity Fund II, L.P.     36-377-5406

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) /X/

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         468,533**
                ---------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES                0
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING              468,533**
 PERSON WITH    ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            468,533**

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.0%

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            PN

-------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


 CUSIP No. 025 20B102                              Page 5 of 12 Pages
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Environmental Private Equity Fund II, L.P.     36-383-0765

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) /X/

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         419,913**
                ---------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES                0
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING              419,913**
 PERSON WITH    ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            419,913**

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            PN

-------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            Page 6 of 12 Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 3, 1995, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 11, 1995, AMENDMENT NO. 2 DATED DECEMBER 1, 1995, AND AMENDMENT NO. 3 DATED APRIL 15, 1997. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D AS AMENDED BY PRIOR AMENDMENTS.

                            Item 1.  Security and Issuer.

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of e.spire Communications, Inc. (formerly American Communications Services, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 131 National Business Parkway, Suite 100, Annapolis Junction, Maryland 20701.

                          Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Apex Investment Fund Limited Partnership, a Delaware limited partnership ("Apex I"), Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex II"), The Productivity Fund II, L.P., a Delaware limited partnership ("PF II") and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). (Apex I, Apex II, PF II and EPEF will be referred to collectively as the "Filing Parties"). Each of the Filing Parties maintains its principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     Each of the Filing Parties is controlled through one or more partnerships. In this Schedule 13D, the persons who have or share control of a Filing Party after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of Apex I and Apex II are: First Analysis Corporation, a Delaware corporation ("FAC"); Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George Middlemas ("Middlemas"); and Chartwell Holdings, Inc. ("Chartwell"), a corporation controlled by Paul
J. Renze ("Renze").  The ultimate general partners of PF II are FAC and Bret
R. Maxwell ("Maxwell"). The ultimate general partners of EPEF are FAC, Maxwell, BancAmerica Robertson, Stephens & Co. ("BARS"), Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general

                                                            Page 7 of 12 Pages

partner of the Filing Parties, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

     Name                       Affiliation with FAC
     ----                       --------------------
1.  F. Oliver Nicklin           President, Chief Executive Officer and Chairman
2.  Bret R. Maxwell             Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at Suite 9500. Renze is principally employed as an independent investor and maintains his business address at 5 Three Lakes Road, Barrington Hills, Illinois 60010 (the "Barrington office"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 9500. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at the Barrington office.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Schneur Z. Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017.

     (a), (b) and (c) (con't). BARS maintains its business address at 555 California Street, San Francisco, California 94111 (the "BARS Address"). The person who takes actions on behalf of BARS with respect to its functioning as an ultimate general partner of EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as a private investor and maintains his principal business address at 6065 Shelter Bay Avenue, Mill Valley, California 94941. BARS' principal business is investment banking.

     (d) and (e) None of the Filing Parties and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a),
(b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining

                                                            Page 8 of 12 Pages

future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.

                    Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, each of the Filing Parties owns the number of shares of Common Stock and other securities of the Company described below:

          (A) Apex I - 314,097 shares of Common Stock. Subject to the assumptions described below, Apex I owns 0.7% of the Common Stock.

          (B) Apex II - 842,027 shares of Common Stock. Subject to the assumptions described below, Apex II owns 1.7% of the Common Stock.

          (C) PF II - 468,533 shares of Common Stock. Subject to the assumptions described below, PF II owns 1.0% of the Common Stock.

          (D) EPEF - 419,913 shares of Common Stock. Subject to the assumptions described below, EPEF owns 0.9% of the Common Stock.

     All of the above percentages are computed assuming no exercise of options or conversion of any convertible security by any other Filing Party or any other person.

     In addition, Middlemas holds 20,000 shares of Common Stock directly, 8,300 shares of Common Stock through an individual retirement account, and fully-vested options to purchase 40,000 shares of Common Stock.

     (ii) By reason of its status as a general partner or ultimate general partner of each of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 2,044,570 shares of Common Stock, or 4.2% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     By reason of their status as ultimate general partners of Apex I and Apex II, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owners of 1,156,124 shares of Common Stock, or 2.4% of such shares. When these shares are combined with the 20,000 shares of Common Stock owned individually, the 8,300 shares of Common Stock owned through an individual retirement account, and his options to purchase 40,000 shares of Common Stock described above, Middlemas may be deemed to be

                                                            Page 9 of 12 Pages

the beneficial owner (directly with respect to the option shares and indirectly as to the balance) of 1,224,424 shares of Common Stock, or 2.5% of such shares.

     By reason of his status as an ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 888,446 shares of Common Stock, or 1.8% of such shares.

     By reason of RS's, AEC's and SZG's status as ultimate general partners of EPEF, RS, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 419,913 shares of Common Stock, or 0.9% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares described herein, except for Middlemas with respect to the 20,000 shares of Common Stock held by him directly, the 8,300 shares of Common Stock held through his individual retirement account, and options held by him to purchase 40,000 shares of Common Stock.

     Each of the Filing Parties disclaims the existence of an "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Apex I has the sole power to dispose of and to vote 314,097 shares of Common Stock. FAC, Stellar, Middlemas and Chartwell may be deemed to share the power to dispose of and to vote such shares.

     (ii) Apex II has the sole power to dispose of 842,027 shares of Common Stock. FAC, Stellar, Middlemas and Chartwell may be deemed to share the power to dispose of and to vote such shares.

     (iii) PF II has the sole power to dispose of and to vote 468,533 shares of Common Stock. FAC and Maxwell may be deemed to share the power to dispose of or vote such shares.

     (iv) EPEF has the sole power to dispose of 419,913 shares of Common Stock. FAC, Maxwell, RS, AEC and SZG may be deemed to share the power to dispose of or vote such shares.

     (v) Middlemas has the sole power to vote and dispose of 28,300 shares of Common Stock and, subject to the exercise of his options, 40,000 shares of Common Stock that are the subject of his options.

                                                           Page 10 of 12 Pages


     (c) (i) On April 10, 1997, Middlemas, through an individual retirement account, purchased in open market transactions and in addition to 8,000 shares previously reported, 300 shares of Common Stock at an average cash purchase price of $5.164 per share.

     (ii) On February 20, 1998, Apex II sold 12,800 shares of Common Stock for an average purchase price of $12.8311 per share.

     (iii) On February 25, 1998, Apex II sold 87,200 shares of Common Stock for an average purchase price of $12.3948 per share.

     (iv) On July 1, 1998, Middlemas was granted immediately exercisable stock options for 10,000 shares of Common Stock pursuant to the Company's amended1994 Stock Option Plan at an exercise price of $21.50 per share.

     (v) On March 29, 1999, EPEF sold 4,000 shares of Common Stock for an average purchase price of $12 per share.

     (vi) On March 30, 1999, EPEF sold 76,000 shares of Common Stock for an average purchase price of $12.1133 per share.

     (vii) On April 23, 1999, Apex I distributed 104,700 shares of Common Stock to its limited partners.

     (viii) On April 23, 1999, Apex II distributed 280,675 shares of Common Stock to its limited partners.

     (ix) On April 23, 1999, PF II distributed 312,350 shares of Common Stock to its limited partners.

     (x) On April 23, 1999, EPEF distributed 279,942 shares of Common Stock to its limited partners.

     (d)  None.

     (e) April 23, 1999.

                                                           Page 11 of 12 Pages


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1999


                               APEX INVESTMENT FUND LIMITED
                               PARTNERSHIP, a Delaware limited partnership

                               By:  Apex Management Partnership, General
                                    Partner of Apex Investment Fund Limited
                                    Partnership

                               By: First Analysis Corporation, General Partner of Apex Management Partnership


                                    By:  /s/ Bret R. Maxwell
                                        --------------------------
                                           Bret R. Maxwell
                                        Title: Vice Chairman



                               APEX INVESTMENT FUND II, L.P., a Delaware limited partnership

                               By: Apex Management Partnership, General Partner of Apex Investment Fund II, L.P.

                               By: First Analysis Corporation, General Partner of Apex Management Partnership

                                    By:  /s/ Bret R. Maxwell
                                       -----------------------
                                          Bret R. Maxwell
                                       Title: Vice Chairman

                                                           Page 12 of 12 Pages


                               ENVIRONMENTAL PRIVATE EQUITY FUND
                               II, L.P., a Delaware limited partnership

                               By:  Environmental Private Equity Management
                                    II, L.P., General Partner of Environmental
                                    Private Equity Fund II, L.P.

                               By:  First Analysis EPEF Management Company
                                    II, General Partner of Environmental Private
                                    Equity Management II, L.P.

                               By: First Analysis Corporation, General Partner of First Analysis EPEF Management Company II


                                    By:   /s/ Bret R. Maxwell
                                       -------------------------
                                          Bret R. Maxwell
                                       Title: Vice Chairman


                               THE PRODUCTIVITY FUND II, L.P., a Delaware limited partnership

                               By:  First Analysis Management Company II,
                                    General Partner of The Productivity Fund II,
                                    L.P.

                               By: First Analysis Corporation, General Partner of First Analysis Management Company II


                                    By:   /s/ Bret R. Maxwell
                                       --------------------------
                                           Bret R. Maxwell
                                        Title: Vice Chairman